[Letterhead of EnergySolutions, Inc.]

January 15, 2009

By facsimile and EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          EnergySolutions, Inc. (“EnergySolutions”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 001-33830

Dear Mr. Cash:

Reference is made to your letter dated December 19, 2008 setting forth the Staff’s comments on the above-referenced documents (the “Comment Letter”).  We are submitting this letter in response to the Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis…, page 44

Results of Operations, page 52

1.             In future filings, please quantify the reasons for the significant changes in your segment results from period-to-period. For example, you should quantify the reasons you have provided for the fluctuations in your revenue, cost of revenue and segment selling, general and administrative expenses and ensure that you explain the majority of the increase or decrease in your discussion.  We remind you that management’s discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company’s financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.  Please refer to Release No. 33-8350, Interpretation - Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

We acknowledge the Staff’s comment and will expand this discussion in future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2008.

Liquidity and Capital Resources, page 58

General

2.             We note at December 31, 2007 that approximately 23% of your pension plan assets were represented by equity securities.  In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss.  Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

We supplementally advise the staff that approximately 99 percent of the accumulated benefit obligation relates to the Magnox Electric pension plan (the “Magnox Plan”).  As disclosed in the second paragraph of Note 19 on page F-39 of our Form 10-K for 2007, the Magnox Plan is funded by contributions from employees and the Nuclear Decommissioning Authority (the “NDA”) pursuant to a contractual arrangement between Magnox and the NDA.  As a result, EnergySolutions is reimbursed for any contributions made to the Magnox Plan under the terms of its contract with the NDA.  Thus, EnergySolutions has no potential funding requirements relative to the accumulated benefit obligation of the Magnox Plan.  We do not expect EnergySolutions to have any funding requirements relating to the accumulated benefit obligation of the Reactor Sites Management Company Limited (“RSMC”) pension plan (the “RSMC Plan”), which is funded by contributions from employees and RSMC, until the year 2010 at the earliest.  Therefore, we do not expect there to be any implications to our liquidity within the next 12 months resulting from potential incremental cash payments to maintain funding requirements.  We will include disclosure to this effect in our annual report on Form 10-K for the year ended December 31, 2008.

Historical Cash Plows, page 58

3.             In future filings, please expand your discussion of the cash flows from operating activities to address the underlying reasons for the significant year-to-year changes in your working capital items.

We acknowledge the Staff’s comment and will expand this discussion in future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2008.

Capital Expenditures, page 59

4.             We note from the paragraph entitled “Increases in capital expenditures” that you expect $37.0 million in capital expenditures in 2008.  We also note from the last paragraph on page 60 that your credit facilities contain a covenant restricting your annual capital expenditures to $30.0 million plus an annual adjustment.  In future filings, please indicate the source of funds you expect to use to cover your anticipated capital expenditures and disclose whether the anticipated amount is in conformity with the provisions of your credit agreements.

We acknowledge the Staff’s comment and will disclose in future filings the sources of funds for our anticipated capital expenditures and whether the anticipated amounts conform to the provisions of our credit agreements.  We supplementally advise the Staff that in accordance with the covenants of our credit facilities, the maximum permitted amount for capital expenditures for 2008 was $45.0 million.

Credit Facilities, page 59

5.             In future filings, please also quantify your actual leverage and cash interest coverage ratios as of the date of the latest balance sheet presented.

We supplementally advise the Staff that our total leverage, first lien leverage and interest coverage ratios were 3.29, 3.29 and 2.54, respectively, for the year ended December 31, 2007.  We will disclose these ratios in future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2008.

Item 9A. Controls and Procedures, page 69

6.             Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007.  If your disclosure controls and procedures are effective at the reasonable assurance level, please revise your future filings accordingly.

We confirm that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007.  In future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2008, we will confirm whether our disclosure controls and procedures are effective at a reasonable assurance level as of period end.

Consolidated Financial Statements, page F-1

Note 19 — Employee Benefit Plans, page F-39

7.             Please tell us and expand your disclosures in future filings to state where you have classified the credit to income to offset after-tax pension charges in your financial statements and quantify such credit for each period presented.  Additionally, please disclose the amount recoverable from NDA, which you have included within other noncurrent assets, at each balance sheet date.

We have classified the credit to income to offset after-tax pension charges as revenues since the charges are allowable costs under our cost-plus contract with the NDA.  The amount of the credit for the year ended December 31, 2007 was $51.6 million.  The amount recoverable from the NDA included in other noncurrent assets at December 31, 2007 was $46.3 million.  No amounts were included in our financial statements in periods prior to our acquisition of RSMC in June 2007.  In future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2008, we will expand our disclosures to provide this information.

8.             Please clarify whether the estimated benefit plan payments in your table are presented gross or net of amounts recoverable from NDA.

The estimated benefit plan payments are presented gross of amounts recoverable from the NDA.  In addition, all of the amounts, except approximately $200,000 in the 2013 — 2017 period relate to the Magnox Plan; therefore, these amounts will be funded by the Magnox Plan or the NDA.

Item 10. Directors, Executive Officers and Corporate Governance, page 71

Executive Officers and Directors, page 71

9.             In future filings, please disclose the term of office for each of your directors and executive officers.  See Items 401(a) and (b) of Regulation S-K.

We acknowledge the Staff’s comment and in future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2008, we will disclose the term of office for each of our directors and executive officers in compliance with Items 401(a) and (b) of Regulation S-K.  We supplementally inform the Staff that our directors serve one-year terms, that our Chief Executive Officer serves at the pleasure of the Board of Directors, and that all other executive officers serve at the pleasure of both the Chief Executive Officer and the Board of Directors.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 1

Compensation Discussion and Analysis, page 1

10.           From the last paragraph on page 1, we note (i) that your stock price at least partially determines whether your executive officers’ will earn cash distributions from their Profit Interests in ENV Holdings, LLC, an element of your executive compensation, and (ii) that their aggregate economic ownership interests in ENV vary based on your stock price.  In future filings, please expand your compensation discussion and analysis to clarify the relationship between Profit Interests’ in ENV and your stock price.  For example, how does a change in your stock price determine whether “cash thresholds” are met? How often do you or does ENV measure whether such cash thresholds are met? In addition, please discuss whether ENV will rely upon cash distributions from you in order to fund distributions to its Profit Interest holders?

We supplementally advise the Staff that the members of ENV Holdings LLC receive distributions only when its board of managers declares a dividend.  The declaration of that dividend rests wholly within the discretion of the board of managers, and the value of the profit interests is determined only when a distribution is made.  We do not believe the mechanics of the profit interests in ENV Holdings LLC are material to investors in the common stock of EnergySolutions.  However, in consideration of the Staff’s comment, if ENV Holdings LLC continues to hold common stock of EnergySolutions when we file our next proxy statement (or Form 10-K/A), we will expand our CD&A to clarify the relationship between our stock price and the value of the profit interests.

The Role of Cash Compensation, page 5

Incentive Compensation, page 5

11.           From the third paragraph in this section and from your summary compensation table on page 7, we note the large, one-time cash payments made to Messrs.  Creamer and Everest as consideration for terminating their participation in the Excess Performance Bonus Pool.  In future filings, please discuss the basic framework of this Bonus Pool, your business reasons for paying Messrs.  Creamer and Everest to terminate their participation, and the method you used for determining their respective amounts.

The one-time cash payments to Messrs. Creamer and Everest were made pursuant to the employment agreements that were in place with Messrs. Creamer and Everest at the time of our initial public offering.  As disclosed in the prospectus for our initial public offering, so long as our initial public offering took place prior to December 31, 2007, Excess Performance Bonus Pool payments were terminated and Messrs. Creamer and Everest were entitled to one-time cash payments of $2,344,000 and $2,051,000, respectively.  We currently do not expect to re-institute Excess Performance Bonus Pool payments in the future.

Item 12. Security Ownership of Certain Beneficial Owners..., page 12

Equity Compensation Plan Information, page 12

12.           We note from the table on page 12 that the securities you have available for future issuance includes an amount available for issuance other than upon the exercise of options, warrants, and rights.  In future filings, please disclose in a footnote to your equity compensation plan the information required by Instruction 6 to Item 201(d) of Regulation S-K.

All of the securities available for future issuance (other than upon the exercise of options, warrants and rights that have already been granted) are available pursuant to the EnergySolutions, Inc. 2007 Equity Incentive Plan.  In future filings, we will include disclosure to clarify the source of the securities available for future issuance.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Management’s Discussion and Analysis, page 15

Results of Operations, page 15

13.           We note from your disclosures that you classified losses on the disposal of assets as non-operating income (loss).  It appears to us that this item should be classified within income from operations as required by paragraph 45 of SFAS 144.  Please advise.

We acknowledge the Staff’s comment and in subsequent periods, beginning with the year ended December 31, 2008, we will reclassify and record losses on the disposal of assets within income from operations.  We supplementally advise the Staff that losses on the disposal of assets for the nine months ended September 30, 2008 were $708,000 and were not material to income from operations in any quarter of 2008.

We acknowledge the following:

•      EnergySolutions is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to EnergySolutions’ filings; and

•      EnergySolutions may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our disclosures.  Should you have any questions regarding our responses, please contact me at (801) 649-2000.

Sincerely,

/s/ Philip O. Strawbridge

Philip O. Strawbridge

Executive Vice President and Chief Financial Officer

cc:           Jeanne Baker, SEC Assistant Chief Accountant

Hagen Ganem, SEC Staff Attorney

Dale Welcome, SEC Staff Accountant

Boris Dolgonos, Weil, Gotshal & Manges LLP

David Jolley, Ernst & Young LLP